UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
    This non-material amendment is filed to (i) update the Perks section and Exhibit C- Campaign Landing Page; and (ii) update the Recent Offerings and Securities Class Information for Non-Voting Common Stock sections.
☐ Form C-AR: Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Emteq Labs Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    December 29, 2023

Is there a co-issuer? _____ yes __x____no.

Physical address of issuer
1321 ASHLAND AVENUE, SANTA MONICA CA, 90405

Website of issuer
www.emteqlabs.com

Name of intermediary through which the offering will be conducted
DealMaker Securities, LLC

CIK number of intermediary
0001872856

SEC file number of intermediary
008-70756

CRD number, if applicable, of intermediary
315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
As compensation for the services provided by DealMaker Securities LLC, the Company is required to pay to DealMaker Securities LLC a cash fee consisting of a(n) eight (8.5%) commission based on the dollar amount of the

Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The cash fee is inclusive of transaction and payment processing fees. There is also a $47,500 advance setup fee and $15,000 monthly fee payable to DealMaker Securities LLC and/or its affiliates.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
None

Type of security offered
Non-Voting Common stock

Target number of Securities to be offered
7,730

Price (or method for determining price)
$1.25

Target offering amount
$10,000.69

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the discretion of the Company

Maximum offering amount (if different from target offering amount)
$4,999,999.61

Deadline to reach the target offering amount
May 30, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end July 24	Prior fiscal year-end N/A
Total Assets	$0.00	N/A
Cash & Cash Equivalents	$0.00	N/A
Accounts Receivable	$0.00	N/A
Short-term Debt	$3,095.00	N/A
Long-term Debt	$0.00	N/A
Revenues/Sales	$0.00	N/A
Cost of Goods Sold	$0.00	N/A
Taxes Paid	$0.00	N/A
Net Income	$0.00	N/A

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financial Statements
EXHIBIT C: PDF of Campaign Landing Page
EXHIBIT D: Video Transcript
EXHIBIT E: Subscription Agreement

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C/A)
October 7, 2025



Emteq Labs Inc.

Up to $4,999,999.61 ("Maximum Amount") of up to 3,864,760 securities
including an aggregate $169,050.00 in Investor Transaction Fees

COMPANY, ("Emteq Labs Inc.", the "Company," "we," "us", "Issuer" or "our"), is offering up to **$4,999,999.61** worth of Non-Voting Common stock of the Company (the "Securities" or singularly the "Security") at a price of **$1.25** per Security. Purchasers of Securities are sometimes referred to herein as "Purchasers" or "Investors". The minimum target offering is **$10,000.69** (the "Target Amount") (collectively, the "Offering"). The Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount by May 30, 2026 (the "Target Date").

Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Target Date, no Securities will be sold in this Offering, investment commitments will be canceled, and committed funds will be returned. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after May 30, 2026. If the Company reaches its Target Amount prior to the Target Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

Investors will be required to pay an Investor Transaction Fee to the Company to help offset transaction costs equal to 3.5% per investment. This fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $1,000 minimum investment amount per investor. Each investor must therefore invest a minimum of $1,035.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchasers must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

About this Form C/A
You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

Corporate Structure

The Emteq group of companies consists of a parent organization, Emteq Ltd, based out of Brighton, United Kingdom, a wholly owned subsidiary AIDEA Lab Dooel, based in Skopje, North Macedonia and a wholly owned subsidiary Emteq Labs Inc,, based in California, USA.

Emteq Ltd is owned by private shareholders, including the Founder, CEO and directors, a number of business angel investors and NCL Investment Management, a UK based specialist healthcare venture capital firm. The company has developed and owns proprietary technology in the field of emotion sensing and smart glasses based on optomyography (OMG). This includes a significant number of granted patents and patent applications. The company is responsible for the continued protection of existing IP around the hardware and software aspects of the technology, as well as development and further innovation to improve form, function, operation and applications. Emteq Ltd has successfully attracted a number of UK grants including Innovate UK and NHS.

AIDEA Lab Dooel is a subsidiary of Emteq Ltd with a highly qualified staff of data science experts headed up by world leading data scientist Prof Hristijan Gjoreski. The team provides data analysis and software development services to Emteq Ltd which are vital to collecting, transforming, analyzing and interpreting the data produced by the novel OMG sensor technology.

Emteq Labs Inc is the commercialization company for the novel technology and will be the primary profit center for the group. Emteq Ltd has entered into an exclusive, perpetual, worldwide license agreement with Emteq Labs Inc such that all current and future developed technology from Emteq Ltd will be commercially exploited only through Emteq Labs Inc. This includes the right for Emteq Labs Inc to sub-license to third parties for other applications and geographies if appropriate. Emteq Labs Inc will pay Emteq Ltd a license fee and royalties based on revenue generated from sales. Those funds will be used to maintain the IP portfolio protection and develop new future IP which can be commercialized. Emteq Labs Inc remains responsible for near market product development.

Company Overview

Emteq Labs Inc. operates within the health tech and wearable technology industry, specifically at the intersection of behavioral health, diet management, and emotion sensing. As a wholly owned subsidiary of Emteq Limited, Emteq Labs Inc. was established to support the launch of Sense, a line of smart eyewear devices in health and wellness. The industry is highly competitive, with rapid technological developments and increasing convergence between consumer electronics, medical devices, and digital health platforms. Supply availability is generally stable, leveraging standard electronic components and contract manufacturers experienced in smart eyewear and AR/VR devices, though global electronics markets can be sensitive to geopolitical shifts and tariffs. Seasonality is moderate, with some heightened consumer interest typically seen in Q4 due to holiday purchases and Q1 due to New Year health goals. The sector is innovation-driven, with success depending on clinical validation, user engagement, and strategic partnerships, particularly with health providers, pharmaceutical companies, and wellness platforms.

Business Model

Emteq Labs Inc., supported by its parent company, Emteq Limited, will adopt a phased marketing and distribution strategy for its product, Sense. Initially, the company plans to target B2B2C channels, where the product will be recommended and distributed through healthcare professionals. This approach is intended to build clinical credibility and generate early case studies. Marketing in this phase will focus on professional conferences, peer-reviewed publications, and engagement with key opinion leaders in nutrition and behavioral health.

In the second phase, the company will expand into direct-to-consumer (B2C) channels, selling via e-commerce platforms, including its own website and selected online health tech retailers. Marketing will focus on digital campaigns, social media, influencer partnerships, testimonials, and earned media coverage in health and technology publications.

In the longer term, Emteq Labs Inc. aims to scale distribution through strategic partnerships with pharmaceutical companies, wellness programs, and insurance providers, and to license its technology to OEMs and AR/VR device manufacturers, enabling broad integration of its facial sensing platform into third-party products.

Competitors

The competitive landscape for Sense spans multiple domains – from traditional weight-loss methods to high-tech wearables – since it addresses an intersection of diet, emotions, behavior, and sensor technology. Below are the key competitor categories and players, and how Emteq differentiates itself.

Manual Diet Logging and Apps: Millions attempt weight loss using apps like MyFitnessPal, LoseIt, or Noom which require manual input of food intake or mood. The problem is user compliance and data accuracy. Manually logging every meal is tedious; users often forget or underestimate, leading to incomplete data and plateauing engagement. While some apps add coaching or CBT (e.g., Noom's daily psychology tips), they still rely on user-reported data and lack real-time intervention. Sense has a major edge here: it automates diet tracking (detects eating without user effort) and provides feedback during actual eating events, which no app can do. Also, where apps can remind or educate at set times, Sense's in-the-moment nudges when a user is, say, eating too fast or is about to snack, are far more impactful for habit change. Essentially, Sense can be seen as the next evolution of diet apps – moving from retrospective logging to proactive prevention. Rather than competing directly with apps like Noom, Emteq could partner or integrate (e.g., feeding Sense data into Noom's coaching engine), as Sense's data enhances their service.

Emotion & Stress Wearables: On the emotional health side, a few devices aim to track stress or mood (e.g., Garmin watches have stress scores, the Spire stone for breathing, or even new devices like the "Moodbeam" wristband). These tend to rely on simplistic proxies such as heart rate, heart rate variability, respiratory rate, etc.). Emteq's facial sensing provides a more direct window into emotional expression. This broad applicability might spawn competitors focusing on emotion-sensing glasses (for example, there's discussion of companies exploring "mood glasses"), but Emteq's IP and head start with validated tech gives it a strong market entry point.

Wearable Fitness & Wellness Trackers: Devices like Fitbit, Apple Watch, Garmin, Oura Ring, etc., are indirect competitors as they vie for consumers' wrist-space and promise health insights. However, none of these mainstream wearables directly addresses eating behavior or emotions – their focus is on activity, heart rate, sleep, and sometimes generic stress (like heart rate variability). Sense provides novel data that wrist and ring trackers cannot capture – chewing and facial expressions. Attempts to infer calorie intake from wrist motion or heart rate are error-prone and don't give actionable behavioral insight. Moreover, the facial sensing approach is much more granular for emotional detection than an electrodermal sensor or HR monitor. For consumers who already use wearables, Sense can complement them (e.g., someone might use a Fitbit for exercise tracking and Sense for diet or emotion tracking). In the long run, however, some convergence is anticipated – and Emteq's strategy to license its platform could see the tech embedded in future generations of mainstream wearables (for example, licensing OMG sensors to a major eyewear or AR company). The company's patents and head-start position it strongly if big players try to enter facial sensing; indeed Emteq holds broad patents on optical emotion sensing in wearables which would make it difficult for a competitor to implement a similar solution without licensing from the company.

Emerging Smart Glasses & AR Devices: The tech industry is witnessing a surge in smart glasses and augmented reality (AR) eyewear (e.g., Meta's Ray-Ban Stories, Snap Spectacles, Google's glasses, etc.). Most of these are focused on photography, audio, and AR displays rather than health sensing. One could consider that a device like Google Glass or Snap Spectacles (which have cameras) might eventually try features like fitness or diet tracking but a camera-based approach would be not only battery-intensive and invasive but also less accurate in varied lighting conditions. Emteq's optical flow sensors are tuned exactly for this purpose and generate data that is easier for AI to interpret (outputing vectors rather than raw images, simplifying analysis). It is worth noting that Emteq Labs Inc's CEO previously led Snap's AR hardware efforts, and is well aware of the competitive landscape in smart eyewear. The company is leveraging that insight to position Sense at the intersection of wellness and wearable tech.

Weight Loss Medications & Programs: While not a tech competitor, it's important to consider how Sense fits relative to the booming market of GLP-1 drugs (like Ozempic, Wegovy) and traditional programs (Jenny Craig, etc.). Rather than competing, Sense is complementary. A major side effect fact and reason for non-compliance is nausea. This is because GLP-1s slow stomach emptying. Slowing down eating is a known way to avoid this side effect but is currently a behavior that's difficult to change, until now. Emteq's muscle sensing and biofeedback technology causes slower eating in >90% of those tested. For patients on medication, Sense helps instill the mindful eating behavior change needed so that when a person comes off the drug, they don't rebound – solving a known problem noted by healthcare providers. For weight-loss programs, Sense could be a high-tech adjunct that provides accountability between weekly meetings or coaching sessions. In terms of investor perspective, these adjacent solutions actually drive demand for Sense: as more people try GLP-1 injections or structured diets, the more they (and their providers) will realize the need for concurrent behavioral tools. Emteq is already engaging with this ecosystem.

Industry

Emteq Labs Inc. operates in the health tech industry, initially focusing on wearable technology for weight management and emotional wellness. The company's flagship product, Sense, leverages optomyography (OMG) facial sensors and AI-driven coaching to monitor real-time eating behaviors and emotional states, addressing the global obesity and emotional health crisis. The industry is seeing an increasing convergence between digital health solutions and behavioral science, with an expanding focus on personalized health and AI-driven interventions, which presents significant opportunities for Emteq to lead in this emerging category.

Current Stage

Emteq Limited and its subsidiary, Emteq Labs Inc., are in distinct stages of development, with Emteq Limited being more established and Emteq Labs Inc. in its early-stage growth. Emteq Limited, as the parent company, has a solid foundation in the wearable health tech industry, with 27 granted patents and 28 peer-reviewed publications supporting its optomyography (OMG) facial sensors technology. The company has successfully completed clinical trials and is now focusing on scaling operations and supporting Emteq Labs Inc. in its market entry. Emteq Labs Inc., incorporated in December 2023, owns a perpetual worldwide license to Emteq Limited's IP. The product is aimed at leveraging Emteq Limited's patented technology for real-time monitoring of eating behaviors, emotional wellness, and more. Together, Emteq Limited provides the expertise, IP, and experience to support Emteq Labs Inc. as it looks to disrupt the digital health market and more

Future Roadmap

Emteq Labs Inc has three revenue streams: services, products, and licensing. The company uses the services category to develop capabilities; the products category to prove those capabilities in market with larger numbers of people; and the licensing category to have the largest impact.

In services, the company is already in the business of measuring consumer sentiment and will expand to facial motion capture, eating research, medical applications, and ultimately, XR. In products, its launch eyewear will be focused on diet health, followed by emotional health, medical, and eventually consumer sentiment.

By licensing its technology, the company will not only generate additional revenue streams but also increase its market penetration by embedding its tech into third-party products. Emteq expects its licensing to follow a similar progression of diet, emotions, medical, sentiment, avatars/telepresence, and complementary input.

PERKS

Investors receive bonus shares as a reward for early participation. These bonus shares are the same class of shares and will be aggregated and assigned within a reasonable time after closing based on the investor meeting the criteria presented. The earlier an investment and the more invested, the greater the bonus shares awarded:

- From June 17, 2025 to July 16, 2025, investors receive a 25% discount on glasses and:
  - Investors of $1,000 to $2,499 will receive a 5% share bonus of Non-Voting Common Stock
  - Investors of $2,500 to $4,999 will receive an 8% share bonus of Non-Voting Common Stock, early access to investor-only product updates, and an exclusive virtual demo session of the Emteq device with the product team
  - Investors of $5,000 to $9,999 will receive a 12% share bonus of Non-Voting Common Stock, priority access to beta hardware/software tests, and limited-edition investor merchandise
  - Investors of $10,000 to $49,999 will receive a 15% share bonus of Non-Voting Common Stock and a private virtual briefing with the product team
- From July 17, 2025 to August 15, 2025, investors receive a 20% discount on glasses and:
  - Investors of $1,000 to $2,499 will receive a 3% share bonus of Non-Voting Common Stock
  - Investors of $2,500 to $4,999 will receive a 6% share bonus of Non-Voting Common Stock and an exclusive virtual demo session of the Emteq device with the product team
  - Investors of $5,000 to $9,999 will receive a 10% share bonus of Non-Voting Common Stock and a limited-edition investor merch
  - Investors of $10,000 to $49,999 will receive a 13% share bonus of Non-Voting Common Stock and a private virtual briefing with the product team
- From August 16, 2025 to November 4, 2025, investors receive a 20% discount on glasses and:
  - Investors of $1,000 to $2,499 will receive a 3% share bonus of Non-Voting Common Stock
  - Investors of $2,500 to $4,999 will receive a 6% share bonus of Non-Voting Common Stock
  - Investors of $5,000 to $9,999 will receive a 10% share bonus of Non-Voting Common Stock
  - Investors of $10,000 to $49,999 will receive a 13% share bonus of Non-Voting Common Stock and a private virtual briefing with the product team
  - Investors of $50,000+ will receive a 25% share bonus of Non-Voting Common Stock and a VIP on-site lab tour and dinner with the founders
- From November 5, 2025 to December 4, 2025, investors receive a 20% discount on glasses and:
  - Investors of $1,000 to $2,499 will receive a 2% share bonus of Non-Voting Common Stock
  - Investors of $2,500 to $4,999 will receive a 5% share bonus of Non-Voting Common Stock
  - Investors of $5,000 to $9,999 will receive a 9% share bonus of Non-Voting Common Stock
  - Investors of $10,000 to $49,999 will receive a 12% share bonus of Non-Voting Common Stock and a private virtual briefing with the product team
  - Investors of $50,000+ will receive a 23% share bonus of Non-Voting Common Stock and a VIP on-site lab tour and dinner with the founders
- From December 5 and thereafter, investors receive a 20% discount on glasses and:
  - Investors of $1,000 to $2,499 will receive no bonus shares
  - Investors of $2,500 to $4,999 will receive a 3% share bonus of Non-Voting Common Stock and an exclusive virtual demo session of the Emteq device with the product team
  - Investors of $5,000 to $9,999 will receive a 7% share bonus of Non-Voting Common Stock and a limited-edition investor merch
  - Investors of $10,000 to $49,999 will receive a 10% share bonus of Non-Voting Common Stock and a private virtual briefing with the product team
  - Investors of $50,000+ will receive a 20% share bonus of Non-Voting Common Stock and a VIP on-site lab tour and dinner with the founders

For investors who invested since August 16, 2025, the perks above shall be retroactively applied. For benefits other than bonus shares, investors will receive the benefits at their level of investment as well as those at the lower levels of investment. For example, after October 18, 2025, an investor of $50,000+ would receive a 20% share bonus of Non-Voting Common Stock, a VIP on-site lab tour and dinner with the founders, a private virtual briefing with the product team, and a 10% discount on glasses. The discounts on glasses will be available to investors for six (6) months after the company's initial product launch and limited to two (2) pairs per investor.

OFFICER AND DIRECTORS

The Company is a corporation, managed by its Board of Directors and officers.

Name	Position with the Issuer	Joined Company	Other Current Occupation and Occupation During Last 3 Years
Steen Strand	Director and CEO	Dec-23	• CEO at Emteq Limited, parent company of the Issuer (Oct 24 - present) • Director at Emteq Limited, parent company of the Issuer (Nov 23 - present) • Head of hardware & strategy at Snap Inc. (Oct 18 to Sept 22)
Dr Charles Nduka	CFO, CSO and Secretary	Dec-23	• Director and CSO at Emteq Limited, parent company of the Issuer (July 15 - present) • Consultant Plastic and Reconstructive Surgery at QVH (March 05 - present)

Additional Information About Officers and Directors

Steen Strand is the Director and CEO of Emteq Labs Inc., a U.S.-based company created to drive Emteq's commercialization. He also serves as Director and CEO of Emteq Ltd, where he oversees strategic direction and leads the development of its advanced emotion-sensing wearable hardware. Prior to joining Emteq, Steen was Head of Hardware at Snap Inc., where he led the development of Spectacles and was responsible for shaping hardware strategy, forming key partnerships, and driving investments and acquisitions, including the $500M acquisition of WaveOptics. Steen brings a deep background in product innovation, hardware systems, and market expansion to Emteq's mission of advancing emotion-aware computing.

Dr. Nduka actively leads research, product innovation, regulatory filings, and financial planning at Emteq Labs Inc. He is the co-founder and Chief Scientific Officer of Emteq Ltd, parent company of Emteq Labs Inc., which develops wearable technology that monitors and interprets facial expressions to assess emotional and neurological health. His academic contributions include over 100 scientific publications, and he serves as an Honorary Senior Lecturer at Imperial College London. In addition to his role at Emteq Labs, Dr. Nduka serves as a Consultant Plastic and Reconstructive Surgeon at Queen Victoria Hospital, where he co-founded the UK's largest multidisciplinary facial palsy service. His clinical expertise and commitment to patient care have significantly contributed to advancements in facial reanimation techniques and rehabilitation. Dr. Nduka's career exemplifies a dedication to integrating surgical excellence with technological innovation to enhance patient outcomes.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Regulatory Risk
Emteq Labs Inc. operates in a highly regulated industry, and future changes in laws, regulations, or policies governing wearable health technology, data privacy, or health data usage could materially affect the Company's ability to conduct business. Non-compliance with evolving regulations may result in fines, reputational damage, or operational restrictions.

International Regulatory Risk
Emteq Labs Inc. is expanding its operations internationally, which exposes the company to various regulatory environments and compliance requirements in multiple countries. Regulations governing the use of wearable technology, health data privacy, and medical devices differ from country to country. Compliance with these regulations is complex and costly, and failure to adhere to local laws and regulations could result in fines, restrictions on product sales, or delays in market entry. The company must continuously monitor and adapt to these

regulatory changes, which may impact its ability to scale internationally and could lead to unexpected costs or operational disruptions.

Cross-Border Data Privacy and Security Risk
As a company involved in health and behavioral data collection, Emteq Labs Inc. must adhere to data privacy and protection regulations such as the EU's GDPR (General Data Protection Regulation), the U.S. HIPAA, and other global standards. These regulations impose strict requirements on how personal data is collected, stored, processed, and transferred. Non-compliance with these regulations could result in significant financial penalties, reputational damage, and loss of customer trust. Furthermore, if the company operates in multiple regions with varying data protection standards, the complexity of maintaining compliance increases, which may impact operational efficiency and costs.

Market Adoption Risk
While the company has engaged in thorough research, including focus groups, surveys, interviews, and product testing, there can be no guarantee that end users will want to buy the company's product in large numbers. It's possible that for the majority of people, the friction of wearing eyewear exceeds the benefits received by wearing them, whether for short-term "home kit" use cases or long-term health and wellness applications.

Category Risk
All indications are that the smart eyewear market will continue to grow into a large market, and transition to an even larger market for AR eyewear. But this cannot be guaranteed, and there have been many previous windows in the evolution of eyewear where near-term growth expectations did not pan out.

Technology Risk
In spite of 10 years of development and testing, there is risk that an unforeseen aspect of the company's core technology is not ultimately suitable for the intended applications. For some use cases, it is important that the company miniaturizes its sensing technology. This will enable a small, lightweight, all-day-wearable form factor for the broader adoption of use cases beyond diet health (emotions, sentiment, etc.) This miniaturization process is under way, and all indications suggest it is feasible, but there is no guarantee that it will ultimately succeed, or succeed soon enough to allow the company to rapidly grow.

Technology Obsolescence
The wearable tech industry is rapidly evolving. Emteq Labs Inc.'s technology, while advanced today, may become obsolete or less relevant if new, disruptive technologies emerge. The Company's ability to adapt and innovate will be critical to staying competitive.

Intellectual Property Protection
While the company has 27 issued patents, it is possible that another company could copy the core technology, infringe upon or challenge its intellectual property. This could result in a long-term patent litigation which would be costly and would potentially need to be funded by litigation financing. Additionally, if the Company's IP protection is weakened or invalidated, this could negatively impact its competitive position in the market.

Competition Risk
Emteq Labs Inc. operates in a highly competitive market with numerous players, including large tech companies, health tech startups, and well-established fitness tracking brands. While the Company's technology offers unique capabilities, such as real-time behavioral health tracking, there is no guarantee that Emteq Labs Inc. will be able to maintain its competitive advantage.

Product Development and Execution Risk
The successful launch of Sense depends on the successful completion of product development milestones. Delays or failures in product development, including miniaturization of sensors, integration with other health tracking systems, or unforeseen technical challenges, could delay the product launch or result in a product that does not meet consumer expectations.

Data Security and Privacy Risk
As the Company's products collect sensitive personal health data, it faces the risk of a data breach or other security incidents. Protecting user data and complying with stringent data privacy regulations, such as HIPAA in the US, will

be essential. Any failure in data security could result in legal liability, regulatory penalties, and loss of customer trust.

Unforeseen Legal Liabilities
The Company may be exposed to legal actions from customers, employees, or competitors. These legal challenges, whether or not they have merit, could result in significant costs, damage to the Company's reputation, or delays in product development and market entry.

Public Perception and Brand Risk
Negative media attention, customer dissatisfaction, or public controversies related to the Company's products or business practices could harm the Company's brand and reputation. Rebuilding public trust can be challenging and may require significant resources and time.

Supply Chain and Manufacturing Risk
The production of Sense relies on third-party manufacturers and the availability of essential components. Global supply chain disruptions, such as those caused by geopolitical instability, trade barriers, or natural disasters, may result in delays, increased costs, or inability to meet market demand.

Uncertain Risk
An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in this Form C/A. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations on transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing industry participant. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds, it will not succeed
The Company is offering Securities representing ownership, which may be defined as Common Shares/Stock, Interests, or Units in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not

survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Investor Dilution Risk
Future rounds of financing, including additional equity offerings, could result in dilution of existing shareholders' ownership stakes. The Company may also issue convertible notes or other securities that could convert into equity, further diluting current investors' ownership.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred securities financings in the future, which may reduce the value of your investment in the Securities. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred securities could be more advantageous to those investors than to the holders of the Securities. In addition, if we need to raise more equity capital from the sale of Securities, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly at a lower purchase price per Security.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward-Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

You must keep records of your investment for tax purposes:
As with all investments in securities, if you sell the Non-Voting Common Stock, you will probably need to pay tax on the long- or short-term capital gains that you realize if you make a profit, and record any loss to apply it to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the Non-Voting Common Stock for you (and many brokers refuse to hold Regulation A securities for their customers), there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of the stock you sell. If you fail to keep accurate records or accurately calculate any gain on any sales of the stock, you may be subject to tax audits and penalties.

Using a credit card to purchase Securities may impact the return on your investment:
Investors in this offering have the option of paying for their investment with a credit card. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the Securities you buy and would be in addition to the Investor Transaction Fee on your investment. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. These increased costs may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled: Credit Cards and Investments - A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Investor Transaction Fee may not count toward your cost basis for tax purposes. The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation

Any Valuation at This Stage Is Difficult to Assess
Any valuation at this stage is difficult to assess. The Company has set the price of its securities in this offering at $1.25. The valuation for this Offering was established by the Company and is not based on the financial results of the Company. Instead, it is based on management's best estimates of the investment value of the Company, which is a subjective measure. This differs significantly from listed companies, which are valued publicly through market-driven stock prices. The valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment. The Investor Transaction fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, it was not used in determining the company's valuation. Including this fee will increase the valuation for which you are paying for Securities in the company accordingly.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Emteq Ltd, which licenses core technology to the Issuer, is partially controlled by the Issuer's Officers and Directors. Although Emteq Ltd has additional directors and shareholders, Charles Nduka and Steen Strand hold executive positions and exercise significant influence over its strategic direction and operations. Emteq Labs Inc. is authorized to issue 40 million shares of Common Stock at $0.01 par value, comprising Voting and Non-Voting Common Stock. The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	As Percentage
Emteq Ltd	36,000,000	Voting Common Stock	100%

RECENT OFFERINGS OF SECURITIES

Recent Offerings of Securities
The Company issued at formation 1000 shares of Common Stock (which was subsequently split into 36,000,000 shares of Voting Common Stock).

Additionally, the Company has raised $67,567 (excluding Investor Transaction Fees) to date in this Offering, representing 54,015 shares of Non-Voting Common Stock.

THE COMPANY'S SECURITIES

The Company's Securities
The Company has authorized Voting Common stock and Non-Voting Common stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,864,734 of Non-Voting Common Stock.

Securities Class Information for Current Regulation CF Offering
Non-Voting Common Stock
The number of securities authorized is 4,000,000 with a total of 54,015 outstanding.

Voting Rights
Non-voting

Material Rights
None

Securities Class Information for Other Authorized Securities
Voting Common Stock
The number of securities authorized is 36,000,000 with a total of 36,000,000 outstanding.

Voting Rights
Voting rights

Material Rights
Other Class Material Rights

How the rights of these securities will affect the rights of the securities sold in the Regulation CF offering
The securities offered in the Reg CF offering are Non-Voting Common Stock. These shares have the same economic rights as the company's Voting Common Stock, including rights to dividends (if declared) and proceeds upon liquidation. However, they do not carry voting rights and therefore will not allow investors to vote on company matters. The company may issue other securities in the future, including preferred stock or convertible instruments, which could have rights, preferences, or privileges senior to those of the Non-Voting Common Sstock offered in the Reg CF campaign.

Minority Interest
As an investor in Securities of the Company, you will not have any rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Dilution
When an investor makes an investment in a class of Securities that represents ownership of the Company (common shares or interests are most common), the investor's percentage of ownership can go down over time, which is called dilution. An investor's stake in a company may be diluted due to the company issuing additional securities of the same class. In other words, when the Company issues more securities that reflect ownership (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of securities outstanding could result from various other issuance types too, like a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into securities reflecting ownership of the same class.

If a company decides to issue more securities, an investor could experience value dilution, with each security being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per securities (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more securities representing ownership in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares/interests that represent 2% of a company valued at $1 million.
- In December, the company was doing very well and sells $5 million in shares/interests to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into securities representing ownership. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more securities than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a securities price ceiling. Either way, the holders of the convertible notes get more securities for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more securities for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting the Securities to hold a certain amount of value, it's important to realize how the value of the Securities can decrease by actions taken by the Company. Dilution can make drastic changes to the value of the Securities, ownership percentage, voting control, and earnings per Security.

VALUATION

Pre-Money Valuation: $45,000,000

Valuation Details
As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Offering Price
The offering price for our current offering was determined based on the following information:

The Company conducted an internal analysis of its prior funding, technology growth, partnerships, development and team, as well as historical revenue and revenue forecast when determining the valuation of this offering. Ultimately, this analysis generally followed the earnings approach listed in the above section.

Related Party Transactions

None

Transferability of securities

Pursuant to Regulation Crowdfunding, for a year, the securities can only be resold:

• In an IPO;
• To the Company;
• To an accredited investor; and
• To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Company's Cash and Cash Equivalents

As of the most recent fiscal year-end (Year End July 24), Emteq Labs Inc. reported $0 in cash and cash equivalents. This is expected given that the company was incorporated in December 2023 and has not yet commenced full operational activities. The company plans to raise funds through this offering and deploy them in accordance with the planned use of proceeds outlined in the 'Use of Proceeds' section.

General overview of the Company's current financials condition based on the financials included with this Offering

Emteq Labs Inc. is a newly formed U.S. entity established to support the commercialization and expansion of Emteq Limited's emotion-sensing wearable technology within the North American market. At the time of filing, the company has not generated any revenue, holds no cash or assets, and has recorded a small amount of short-term debt ($3,095) related to incorporation and initial setup costs. This debt reflects an intercompany liability to Emteq Ltd. The current financial state reflects the pre-operational phase of the company prior to capital injection and go-to-market activities.

Company's Liquidity and Capital Resources

At the time of this filing, Emteq Labs Inc. has no liquid capital. Its short-term obligations consist of incorporation-related expenses funded through an intercompany arrangement. The company anticipates that its liquidity position will be significantly improved following a successful fundraise, which will provide the necessary working capital to support product launch. Emteq Ltd., the parent company, has been operating for over a decade and is licensing its technology to Emteq Labs Inc. for commercialization. Emteq Ltd's accounts can be consulted on the Companies House website.

Companies Capital Expenditures and Other Obligations

To date, Emteq Labs Inc. has made no capital expenditures. The only financial obligation currently on the balance sheet is a short-term intercompany loan used for corporate setup. Upon completion of the fundraising round, the company plans to allocate capital as detailed in the "Use of Proceeds" section.

Company's Historical Results of Operations

There are no historical revenues or operations to report at this time. The company was incorporated in December 2023 and has not yet begun commercial activity. All product development, IP generation, and research to date has been conducted by Emteq Ltd., which continues to provide technical and operational support under a licensing agreement.

Any Material Changes, Trends and Other Information known to Management subsequent to the period covered by the financial statements

Since the close of the reporting period, the company has initiated preparatory activities for a U.S. market launch, including early-stage planning for supply chain, marketing and digital infrastructure. Management believes there is a growing trend toward emotion-aware computing and sees strong potential for its wearable technology to serve unmet needs in health, wellness, and human-computer interaction. No material changes to the company's financial position have occurred since year-end, but significant operational activity is expected to commence following the capital raise.

As of the date of this filing, Emteq Labs Inc. has an outstanding intercompany debt of $3,095, which was incurred to cover formation-related costs paid by the parent company, Emteq Ltd.

- Amount: $3,095

- Interest Rate: 0% per annum (no interest)

- Maturity Date: The debt is repayable upon the Company reaching at least $2 million in new external funding or at the discretion of the Board.

- Other Material Terms: The Company may make early repayments at any time. Repayments will be made when sufficient funds are available, with the timing of repayment to be determined by the Board in line with the Company's cash flow and capital raising activities.

This debt represents a temporary obligation to Emteq Ltd, and is expected to be settled once the company has sufficient capital from external funding sources.

USE OF PROCEEDS
The Company anticipates using the proceeds from this offering (not including proceeds from the Investor Transaction Fee) in the following manner:

Purpose or Use of Funds	Allocation of Proceeds for a Target Amount Raise	Percentage of Proceeds for a Target Amount Raise	Allocation of Proceeds for a Maximum Raise	Percentage of Proceeds for a Maximum Raise
Intermediary Fees	$850	8.5%	$425,000	8.5%
Product Development	$2,650	26.5%	$1,750,000	35%
Data Science & Dev	$5,300	53%	$1,100,000	22%
Sensor Miniaturization	$0	0%	$750,000	15%
Marketing	$0	0%	$450,000	9%
Misc Expenses	$1,200	12%	$275,000	5.5%
Intellectual Property	$0	0%	$250,000	5%

Total	$10,000	100%	$5,000,000	100%

 The above figures represent only estimated costs. The expected use of proceeds from this offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will have broad direction over the allocation of the net proceeds from this offering. We may find it necessary or advisable to use the net proceeds from the offering for other purposes, and we will have broad discretion in the application of net proceeds from this offering. In other words, we reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

Disqualification
Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Compliance Failure
The Company has not previously failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

In addition to the restrictions pursuant to Regulation CF, investors have additional contractual restrictions on being able to transfer the securities purchased in this offering. The restrictions require the Company to approve before any transfer may be made.

OTHER INFORMATION

Bad Actor Disclosure
None

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than 120-days after the Company's fiscal year end. The annual reports will be updated on the Company's website www.emteqlabs.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

INVESTMENT PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process
In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary at www.invest.emteqlabs.com, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Target Date, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an Investor does not cancel an investment commitment before the 48-hour period prior to the Target Date, the funds will be released to the issuer upon closing of the offering and the Investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Target Date, it may close the Offering early provided (i) the expedited Target Date must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Target Date to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Target Date.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date ("Revised Target Date"), which must be at least five days from the date of the notice.

Investment Cancellations: Investors will have up to 48 hours prior to the Target Date or Revised Target Date, whichever is earlier to change their minds and cancel their investment commitments for any reason. Once the date is within 48 hours of the earlier of the two dates, Investors will not be able to cancel for any reason, even if they make a commitment during this period, and Investors will receive their securities from the Issuer in exchange for their investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its offering Target Amount, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If Company makes a material change to the offering terms or other information disclosed, including a change to the Target Date, or Revised Target Date, Investors will be given five business days to reconfirm their investment commitment. If Investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed

$124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding the progress towards meeting the Target Offering Amount will be filed with the SEC on Form C-U.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.


Emteq Labs Inc.
_____
(Issuer)

By:/s/Steen Strand
_____
(Signature)

Steen Strand
_____
(Name)

Chief Executive Officer
_____
(Title)


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.


/s/ Steen Strand
_____
(Signature)

Steen Strand
_____
(Name)

Director
_____
(Title)

October 7, 2025
_____
(Date)


Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

FINANCIAL STATEMENTS

Emteq Labs Inc.

(a Delaware Corporation, formerly known as Sense Technology Inc.)

Audited Financial Statements

As of the fiscal year ended July 30, 2024

Audited by



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Emteq Labs Inc.
(fka Sense Technology Inc.)

Table of Contents











Alice CPA

Independent Auditor's Report

April 22, 2025
To: Board of Directors of Emteq Labs Inc.
Attn: Steen Strand, CEO
Re: FY2024 Financial Statement Audit – Emteq Labs Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Emteq Labs Inc. (formerly known as Sense Technology Inc.), which comprise the balance sheet as of the fiscal year ended July 30, 2024, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Emteq Labs Inc. as of the fiscal year ended July 30, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Emteq Labs Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Emteq Labs Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Emteq Labs Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Emteq Labs Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
April 22, 2025



EMTEQ LABS INC.
(Formerly known as SENSE TECHNOLOGY INC.)
BALANCE SHEET
As of the fiscal year ended July 30, 2024
(Audited)

ASSETS	2024
Current Assets	
Cash and cash equivalents	$ -
Total Current Assets	-
Total Assets	$ -
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
Intercompany payable	3,095
Total Current Liabilities	3,095
Total Liabilities	3,095
Stockholders' Equity	
Common stock, $0.01 par value; 1,000 authorized shares; 1,000 issued and outstanding as of July 30, 2024	10
Additional paid in capital	-
Subscription receivable	(10)
Retained Earnings/ (Accumulated deficit)	(3,095)
Total Stockholders' Equity	(3,095)
Total Liabilities and Stockholders' Equity	$ -

The accompanying footnotes are an integral part of these financial statements.

EMTEQ LABS INC.
(Formerly known as SENSE TECHNOLOGY INC.)
INCOME STATEMENT
For the Year Ended July 30, 2024
(Audited)

	2024
Revenues	$ -
Operating Expenses	
Professional services	3,095
Total Operating Expenses	**3,095**
Other Income	
Other income/expense	-
Total Other income (expense)	**-**
Net Income (Loss)	$ (3,095)

The accompanying footnotes are an integral part of these financial statements.

EMTEQ LABS INC.
(Formerly known as SENSE TECHNOLOGY INC.)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Fiscal Year Ended July 30, 2024
(Audited)

	Common Stock		Additional Paid in Capital	Subscription Receivable	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Value ($ par)				
Balance as of December 29, 2023 (inception date)						
Issuance of common stocks	1,000	10	-	(10)	-	-
Net loss	-	-	-	-	(3,095)	(3,095)
Balance as of July 30, 2024	1,000	10	-	(10)	(3,095)	(3,095)

The accompanying footnotes are an integral part of these financial statements.

EMTEQ LABS INC.
(Formerly known as SENSE TECHNOLOGY INC.)
STATEMENT OF CASH FLOWS
For the Year Ended July 30, 2024
(Audited)

	2024
Cash Flows from Operating Activities	
Net Income (Loss)	$ (3,095)
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Changes in operating assets and liabilities:	
Intercompany payable	3,095
Net cash provided by (used in) operating activities	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -
Supplemental information	
Interest paid	$ -
Income taxes paid	$ -

The accompanying footnotes are an integral part of these financial statements.

EMTEQ LABS INC.
(Formerly known as SENSE TECHNOLOGY INC.)
NOTES TO FINANCIAL STATEMENTS
AS OF THE FISCAL YEAR ENDED JULY 30, 2024
(AUDITED)

NOTE 1 – NATURE OF OPERATIONS

Emteq Labs Inc. (formerly known as Sense Technology Inc.) (which may be referred to as the "Company, "we," "us," or "our") was registered in Delaware on December 29, 2023. The Company was established to support the launch of Sense Lite in the US. The Company is a wholly-owned subsidiary of Emteq Ltd., a UK based entity. The Company's headquarters is in Santa Monica, California.

The Company operates on a fiscal year end of July 30.

As of July 30, 2024, the Company has not yet commenced operations. It is anticipated that the Company will incur losses before generating positive retained earnings. The Company intends to raise capital through crowdfunding campaign to support its initial launch and growth in the market.

On April 22, 2025, the Articles of Incorporation was amended to change the name of the Company to Emteq Labs Inc (see Note 5).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company will maintain its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000.

Cash and Cash Equivalents

EMTEQ LABS INC.
(Formerly known as SENSE TECHNOLOGY INC.)
NOTES TO FINANCIAL STATEMENTS
AS OF THE FISCAL YEAR ENDED JULY 30, 2024
(AUDITED)

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company has no cash and cash equivalents as of July 30, 2024.

Receivables and Credit Policy

As of July 30, 2024, the Company did not have any accounts receivable and is pre-revenue.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of July 30, 2024.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes. Income tax expense consists of current and deferred taxes, which are recognized based on the tax effects of transactions reported in the financial statements. Current taxes represent amounts payable for the period based on applicable tax laws, while deferred taxes arise from temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the periods when the temporary differences are expected to reverse. A valuation allowance is established if, in management's judgment, it is more likely than not that some or all of the deferred tax assets will not be realized.

As of July 30, 2024, the Company has not recorded an income tax provision, as it has incurred net operating losses or does not have taxable income for the periods presented.

Accounting for Uncertainty in Income Taxes

The Company evaluates its uncertain tax positions and will recognize a loss contingency when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The

EMTEQ LABS INC.
(Formerly known as SENSE TECHNOLOGY INC.)
NOTES TO FINANCIAL STATEMENTS
AS OF THE FISCAL YEAR ENDED JULY 30, 2024
(AUDITED)

amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. At July 30, 2024, respectively, management did not identify any uncertain tax positions.

Revenue Recognition

The Company adopted FASB ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured.

The Company has not generated revenue for the year ended July 30, 2024.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – EQUITY / RELATED PARTY

Common Stock

The Company is authorized to issue 1,000 shares of common stock with a par value of $0.01 per share. On December 29, 2023, the Company issued 1,000 shares of common stock to Emteq Ltd. As of July 30, 2024, all 1,000 authorized shares were issued and outstanding.

Related Party Transactions

The parent company, Emteq Limited, has funded the Company's initial operating expenses, which the Company has booked as a related party payable.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of July 30, 2024.

EMTEQ LABS INC.
(Formerly known as SENSE TECHNOLOGY INC.)
NOTES TO FINANCIAL STATEMENTS
AS OF THE FISCAL YEAR ENDED JULY 30, 2024
(AUDITED)

NOTE 5 – SUBSEQUENT EVENTS

Crowdfunded Offering

Subsequent to July 30, 2024, Emteq Labs Inc. announced its intention to raise capital through an equity crowdfunding campaign with an anticipated fundraising target of up to $5,000,000. The securities to be offered are shares of common stock, with a proposed valuation of $40,000,000, subject to finalization.

Proceeds from the offering are intended to be used to: (1) support the launch of a consumer-facing diet health product, (2) validate the technology and use cases in the market, (3) initiate a sensor miniaturization program, and (4) commence development of an emotion-sensing product.

The crowdfunding campaign is expected to launch on or around June 1, 2025. Final terms and additional details will be made available in the offering documents at the time of launch.

Amendments to the Articles of Incorporation

On April 21, 2025, the Board of Directors approved the proposal to change the name of the Company to Emteq Labs Inc. In addition, they approved the increase in authorized number of shares from 1,000 to 40,000,000 consisting of 36,000,000 shares of voting common stock with par value of $0.01 and 4,000,000 shares of non-voting common stock with par value of $0.01. On April 22, 2025, the Company's Articles of Incorporation was amended to reflect these changes.

Management's Evaluation

Management has evaluated subsequent events through April 22, 2025, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C

PDF OF CAMPAIGN LANDING PAGE









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Steve
a month ago
What kind of opportunities do you see for your tech at the intersection with AI?
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Emteq Labs Investor Relations Mod → Steve
a month ago
The better the data inputted, the better AI can perform. Right now, most systems work from text, voice, or camera images, but they miss a lot of what's really going on with people. Our eyewear captures unique cues like facial muscle activity, subtle expressions, and eating behaviors. When you combine those signals with AI, you get experiences that are more personal, more responsive,

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emteq labs

Sources

1. https://cordialpsychiatry.com/how-much-mental-illness-goes-undiagnosed/
2. https://www.grandviewresearch.com/industry-analysis/wearable-technology-market
3. https://www.researchnester.com/reports/extended-reality-market/4863

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Privacy Policy

EXHIBIT D

VIDEO TRANSCRIPT

Script

Audio	Visual	Graphics
[Quick soundbites of advisors / investors / experts]	Experts giving testimonial	Name + Title of experts
Charles: 10,000. The human face can make over 10,000 unique expressions, each portraying the rich complexity of our inner lives . Some flash by in less than a twentieth of a second. And they carry so much information… how we feel, what we *really* mean, what's actually happening. Emteqs Smart Glasses unleash the power of this data. You see, we've got these watches, rings… gadgets. 560M were sold last year. They count steps. They measure heartbeats. Sleep quality. We've got Smart Eyewear. Meta's selling millions, and the market is on fire, growing 156% in 2023,	Charles to camera Stock of people making subtle facial movements, maybe just people in conversation Super quick cuts of faces with different emotions Charles to Camera Charles showing glasses to camera, and putting them on. Charles holding a whoop, an aura ring, an apple watch OR footage of these devices Stock of step counter, heart rate, sleep quality data Show Zuckerberg wearing these, show news articles of market growth rate Charles gestures in front of his face, from a side angle	Charles Lower Third 10,000+ Unique Expressions GFX to indicate the face is being scanned. From Charles: I think Thalmic Labs handles the issue of visualising muscle data well with their Myo wrist band. Perhaps we could have overlays "spark" at the sites of the sensors then roll out. A bit like at 24 seconds into this https://www.dropbox.com/scl/fi/3 a4c0u55uw3y1st74xjtd/Myo-Con troller.mov?rlkey=onkftxoljy8kug njzjhjfzeah&st=n5kozapz&dl=0 560M Wearables sold in 2024

growing to 210% in 2024. ([Source](#)) But they only capture the physical. They completely miss the richness of what's happening here.	Charles taps his temple	60% CAGR
Steen: This is Sense. A new way to capture facial data — the next frontier in self-knowledge. Using lightweight, optical flow sensors, we can capture thousands of facial movements. A clenched jaw, a raised eyebrow, a smile. Stress, curiosity, wonder. Captured automatically, in real time, throughout your day It's technology proven through 28 peer-reviewed studies, and protected by 27 patents.	Steen holds glasses to camera - cut to beautiful spinning shot of glasses on a turntable. Existing footage of Sense from Sense website - woman wearing glasses with animation showing where the sensors are, man using Sense with the facial data on screen. Clippings of studies + patents on screen like news articles	Steen lower third 28 Peer Reviewed Studies 27 Issued Patents
Charles: The idea for this technology came to me working with facial paralysis patients. I looked at our high end tech and saw expensive equipment with inexpensive parts, and realized I	Charles to camera, potentially showing footage in his doctors office. Can use stock footage of facial palsy patients. Potentially get "footage" of Charles working with some	

could give my patients better tools than we use in our office, at home. That spark was the start of Emteq.	electronics parts to indicate development of product Charles to camera	
Steen: This is a platform for so many use cases: - Mental health, giving therapists invaluable helpful data about their patients emotions outside the therapy office - Sentiment analysis, where we can help film studios and brands understand what people actually feel about their products - Diet, helping people automatically track and log what they eat, and even help them chew more mindfully - We even see use cases for predicting disease such as Parkinsons, which have facial symptoms that appear long before others And these aren't just ideas. We already have a $15M term sheet	Either a "therapy" scene or someone lying on couch, looking up, with glasses on Capture footage of someone watching a movie with the glasses on Use existing Emteq footage fo person chewing. An elderly person wearing the glasses talking to a friend Steen to camera	Mental Health Sentiment Analysis Diet + Nutrition Disease Management $15M Term Sheet R&D Partnership with Top Gaming Company **Diagnoses depression**

with a major film & TV company for sentiment analysis, and an R&D partnership with a top global gaming company. Published research shows the glasses can identify depression in only 30 minutes. We're tapping into several massive, growing markets, from today's $186 billion global wearables market to the coming $3 trillion XR market.		Charts showing market sizes of different markets
Steen: Before joining Emteq as CEO, I was Head of Hardware Strategy at Snap, where I had an incredible view of the facial tech market. I studied hundreds of products and met dozens of founders. But when I met Charles, a brilliant surgeon and scientist with incredible technical skills - and saw his product, I had to get involved.	Steen to camera Any footage we have of Steen at Snap Any photos / video of Charles + Steen together Steen to camera	
Charles: Steen is incredible and the perfect person to led Emteq. Beyond Snap, he's taught product design at Stanford, and led the development of some of the most complex consumer products, including consumer airplanes as a founder at Icon	Charles to camera Generations of Snap Spectacles (v3's and the v4's. You could also show the drone and the V5's as they started under me but shipped after I left. Any footage of Steen at Icon	

Aircraft. Our CTO Hristijan Gjoreski is an internationally recognised expert in AI and leads our super data science team.	We should add this- we can include a Ken Burns style panning image of him receiving on of his awards, and maybe a clip of him from here: https://www.dropbox.com/scl/fi/11 emj1e8q5s3b7lqcgijn/MK-28.-SMART-OCILA-V3.mp4?rlkey=quztlu qwt7p88ts4dan2t96hj&st=z8rdtj 3s&dl=0 or something from here https://www.dropbox.com/scl/fo/i gxqodqs0gfgwi7b6bmvw/AGI3zu ZzVLVZoh-yVl6jk3s?rlkey=lbk8du nqbr73oagfj7viu5p3v&st=xuc9i61 k&dl=0	
Steen: With an A-team in place, and our technology ready to launch, we're raising capital to get the product into market, advance our capabilities, and continue with our rapid pace product innovation. It's time for technology that truly understands us. Invest in Emteq Labs today.	**Steen to camera**	

EXHIBIT E

SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT
Emteq Labs Inc.
(THE "COMPANY")

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS"), OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF THEIR RESPECTIVE OFFICERS, EMPLOYEES OR AGENTS, AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS

AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE SINCE THAT DATE.

TO: Emteq Labs Inc.

         1321 ASHLAND AVENUE

         SANTA MONICA, CA 90405

Ladies and Gentlemen:

1. <u>Subscription</u>.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase Non-Voting Common Stock (the "Securities"), of Emteq Labs Inc., a Delaware Corporation (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the certificate of incorporation dated December 29th, 2023 and the Amendment to article IV dated May 8th, 2025 , both included as an exhibit to the Offering Statement.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

    (i)   Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to a Closing Date or Termination Date (both defined below); however, once the Subscription Agreement is accepted by the Company there is no cancelation right;

    (ii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company. A promoter may be any person who promotes the Company's offering for compensation, whether past or prospective, or who is a founder or an employee of the Company that engages in promotional activities on behalf of the Company; and

    (iii) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities that Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of the Securities to be sold by the Company shall not exceed $4,999,999.61 (including Investor Transaction Fees). The Company may accept subscriptions until May 30, 2026 (the "Termination Date"). Providing that subscriptions for

$10,000.68 (including Investor Transaction Fees) are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

Investors will be required to pay an Investor Transaction Fee of 3.5% to the Company at the time of the subscription to help offset transaction costs. The Broker will receive a cash commission on this fee.

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for Section 7 hereof, which shall remain in force and effect.

(f) The terms of this Subscription Agreement shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall be acknowledge, agree, and be bound by the representations and warranties of Subscriber as set forth herein and the terms of this Subscription Agreement.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Until the Minimum Offering has been reached and one or more closings have occurred, payment for the Securities shall be received and held by Enterprise Bank & Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) Subscriber may cancel an investment until 48 hours prior to a Closing.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a Corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d) <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(g) <u>Litigation</u>. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. <u>Representations and Warranties of Subscriber.</u>

By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of the Securities.

(d) <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

      (i) To the Company;

      (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

      (iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) If either of Subscriber's net worth or annual income is less than $124,000, then the amount that Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of Subscriber's annual income or net worth, or (B) $2,500; or

(ii) If both of Subscriber's net worth and annual income are more than $124,000, then the amount Subscriber is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of Subscriber's annual income or net worth, and does not exceed $124,000; or

(iii) If Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, then no investment limits shall apply.

(f) Subscriber information. Within five days after receipt of a request from the Company, Subscriber hereby agrees to provide such information with respect to its status as a member (or potential shareholder of the Company) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management, and financial affairs with management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of securities of the Company may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Indemnity</u>.

The representations, warranties and covenants made by the Subscriber herein shall survive the Termination Date of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6. <u>Governing Law; Jurisdiction</u>.

This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE MENTIONED ABOVE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH

PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7. <u>Notices</u>.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

> If to the Company, to:
>
> Emteq Labs Inc.
> 1321 Ashland Avenue
> Santa Monica, CA 90405

If to a Subscriber, to Subscriber's address as shown on the signature page hereto or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8. <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the membership interests of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

Emteq Labs Inc.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Common Stock of Emteq Labs Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):	Number of securities: **Common Stock** Aggregate Subscription Price: **$0.00 USD**
(Name of Subscriber)	**TYPE OF OWNERSHIP:**
By: (Authorized Signature)	If the Subscriber is individual: If the Subscriber is not an individual:
	☐ Individual
(Official Capacity or Title, if the Subscriber is not an individual)	☐ Joint Tenant
	☐ Tenants in Common
	☐ Community Property
(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)	If interests are to be jointly held:
	Name of the Joint Subscriber:
(Subscriber's Residential Address, including Province/State and Postal/Zip Code)	Social Security Number of the Joint Subscriber:
	Check this box if the securities will be held in a custodial account: ☐
Taxpayer Identification Number	Type of account:
(Telephone Number)	EIN of account:
(Offline Investor) (E-Mail Address)	Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Emteq Labs Inc.

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

> ☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
> a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
> a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;
> ☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;
> ☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                             By:

                                                 (Signature)

                                             Name:

                                             (If signing on behalf of entity)

                                             Title:

                                             (If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

(Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

<u>Self-Certification of Trustee</u>

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Emteq Labs Inc.'s offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Emteq Labs Inc.'s offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature: